CUSIP No. 53442503	Page 1 of 18 Pages

OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours
per response. . . 15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Looksmart Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

53442503

(CUSIP Number)

Direct any Notices and Communications to:

George J. Mazin, Esq.
Dechert LLP
30 Rockefeller Plaza
New York, NY 10112

February 11, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 18 Pages

CUSIP No. 53442503	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON
SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

SIDUS INVESTMENT PARTNERS, L.P.
TAX ID # 13-4100882

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

2,256,600

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

2,256,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9.8%

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%

14	TYPE OF REPORTING PERSON

PN

CUSIP No. 53442503	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON
SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

SIDUS INVESTMENTS, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

2,256,600

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

2,256,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9.8%

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%

14	TYPE OF REPORTING PERSON

OO

CUSIP No. 53442503	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SIDUS DOUBLE ALPHA FUND, L.P. TAX I.D.#:90-0153134
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,256,600
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,256,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9.8%
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53442503	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SIDUS DOUBLE ALPHA FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,256,600
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,256,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9.8%
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53442503	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SIDUS INVESTMENT MANAGEMENT, LLC TAX ID # 13-4099498
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,256,600
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,256,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9.8%
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 53442503	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ALFRED V. TOBIA, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 2,256,600

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 2,256,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9.8%

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 53442503	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MICHAEL J. BARONE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 2,256,600

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 2,256,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9.8%

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 53442503	Page 9 of 18 Pages

ITEM 1.	(a).	Name of Issuer: Looksmart Ltd

	(b).	Address of Issuer’s Principal Executive Offices:

625 Second Street
San Francisco, CA 94107

	(c).	Title of Class of Securities: Common Stock

	(d).	CUSIP Number: 53442503

ITEM 2.	This Statement is being filed jointly by each of the following persons:

                         (a).           This Statement is being filed jointly by (i) Sidus Investment Partners, L.P., a Delaware limited partnership (“Sidus Partners”); (ii) Sidus Investments Ltd., a Cayman Islands exempted corporation, (“Sidus Investments”); (iii) Sidus Double Alpha Fund, L.P., a Delaware limited partnership (“Sidus Double Alpha”); (iv) Sidus Double Alpha Fund, Ltd., a Cayman Islands exempted corporation (“Sidus Double Alpha Offshore”); (v) Sidus Investment Management, LLC, a Delaware limited liability company, which serves as investment manager to Sidus Partners, Sidus Investments, Sidus Double Alpha and Sidus Double Alpha Offshore (the “Manager”); (vi) Messrs. Alfred V. Tobia, Jr. and Michael J. Barone, who serve as the managing members of the Manager. Sidus Partners, Sidus Investments, Sidus Double Alpha, Sidus Double Alpha Offshore, the Manager, and Messrs. Tobia and Barone are sometimes also referred to herein individually as a “Reporting Person” and collectively as “Reporting Persons”.

                         (b).          Address of Principal Business Office for Each of the Above:

                                        (i)          Sidus Investment Partners, L.P. — The address of Sidus Partners’ principal business office is 767 Third Avenue, 15th Floor, New York, New York, 10017.

                                         (ii)          Sidus Investments, Ltd. — The address of Sidus Investments’ principal business office is 767 Third Avenue, 15th Floor, New York, New York, 10017.

                                         (iii)          Sidus Double Alpha Fund, L.P. – The address of Sidus Double Alpha’s principal business office is 767 Third Avenue, 15th Floor, New York, New York, 10017.

                                         (iv)          Sidus Double Alpha Fund, Ltd. – The address of Sidus Double Alpha Offshore’s principal business office is 767 Third Avenue, 15th Floor, New York, New York, 10017.

                                         (v)          Sidus Investment Management, LLC — The address of the Manager’s principal business office is 767 Third Avenue, 15th Floor, New York, New York, 10017.

                                         (vi)          Alfred V. Tobia, Jr. — Mr. Alfred V. Tobia, Jr.’s principal business office is 767 Third Avenue, 15th Floor, New York, New York, 10017.

                                        (vii)           Michael J. Barone — Mr. Michael J. Barone’s principal business office is 767 Third Avenue, 15th Floor, New York, New York, 10017

                          (c).          Present principal business or principal occupation: Sidus Partners, Sidus Investments, Sidus Double Alpha and Sidus Double Alpha Offshore are each principally engaged in the

CUSIP No. 53442503	Page 10 of 18 Pages

private investment fund business. The principal business of Sidus Investment Management, LLC (the “Manager”) is as the investment manager of Sidus Partners, Sidus Investments, Sidus Double Alpha and Sidus Double Alpha Offshore. The principal occupation of each of Messrs. Tobia and Barone is as managing members of the Manager (the address of which is 767 Third Avenue, 15th Floor, New York, New York, 10017).

                          (d), (e). None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding of any nature whatsoever (excluding traffic violations or similar misdemeanors), nor have any Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction of any nature whatsoever during the past five years.

                         (f).          Citizenship or Place of Organization: Sidus Partners, Sidus Double Alpha and the Manager are organized under the laws of the State of Delaware. Sidus Investments and Sidus Double Alpha Offshore are each an exempted company incorporated under the laws of the Cayman Islands. Messrs. Tobia and Barone are citizens of the United States.

                         The Reporting Persons have previously submitted a filing on Schedule 13D relating to the common stock of the Issuer, originally filed on August 23, 2007 (the “Initial 13D”). The Initial 13D is incorporated by reference into this amendment to the Initial 13D. The Reporting Persons hereby amend the Initial 13D. Unless otherwise indicated, each capitalized term used and not defined herein shall have the meaning attributed to such term in the Initial 13D.

ITEM 3.	Source and Amount of Funds or Other Consideration.

     The response set forth in Item 3 of the Initial 13D is hereby amended and supplemented by revising the amount of funds or other consideration used in purchasing the securities of the Issuer reported hereunder as follows:

                    The Reporting Persons have invested an aggregate amount of $ 8,555,547 in the securities of the Issuer reported hereunder. The sources of the funds used to purchase the shares of the Issuer held by the Reporting Persons are the assets of each of the Sidus Partners, Sidus Investments, Sidus Double Alpha and Sidus Double Alpha Offshore, representing the capital contributions of each limited partner of Sidus Partners and Sidus Double Alpha and each shareholder of Sidus Investments and Sidus Double Alpha Offshore.

                    In all other respects, the response to Item 3 of the Initial 13D remains unchanged.

ITEM 4.	Purpose of Transaction.

                    The response set forth in Item 4 of the Initial 13D is hereby amended and supplemented by adding the following after the third full paragraph in response to Item 4 of the Initial 13D:

CUSIP No. 53442503	Page 11 of 18 Pages

                    The issuer has filed a Tender Offer Statement to purchase for cash up to 4,825,000 shares of its common stock, par value $.001 per share (including the associated preferred share purchase rights), at a price per share not more than $4.15 nor less than $3.40 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 15, 2008 (the “Offer to Purchase”), The Manager has entered into the transactions included in ITEM 6 (c) in order to maintain its current percent of class of equity securities previously reported in anticipation of the change in the aggregate number of securities outstanding following the tender offer.

ITEM 5.	Interest in Securities of the Issuer.

The response set forth in Item 5 of the Initial 13D is hereby amended and restated as follows:

(a).	Aggregate shares held by each Reporting Person

(i)	Sidus Investment Partners, L.P.	2,256,600

(ii)	Sidus Investments, Ltd.	2,256,600

(iii)	Sidus Double Alpha Fund, L.P.	2,256,600

(iv)	Sidus Double Alpha Fund, Ltd.	2,256,600

(v)	Sidus Investment Management, LLC[1]	2,256,600

(vi)	Alfred V. Tobia, Jr.[2]	2,256,600

(vii)	Michael J. Barone[3]	2,256,600

Percentage of class:

(i)	Sidus Investment Partners, L.P.	9.8%

(ii)	Sidus Investments, Ltd.	9.8%

(iii)	Sidus Double Alpha Fund, L.P.	9.8%

(iv)	Sidus Double Alpha Fund, Ltd.	9.8%

(v)	Sidus Investment Management, LLC	9.8%

[1]

Sidus Investment Management, LLC is the investment manager of Sidus Investment Partners, L.P., Sidus Investments, Ltd., Sidus Double Alpha Fund, L.P. and Sidus Double Alpha Fund, Ltd., subject to the overall control of the managing members, Alfred V. Tobia, Jr. and Michael J. Barone, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

[2]	Alfred V. Tobia, Jr. is a managing member of Sidus Investment Management, LLC, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

[3]	Michael J. Barone is a managing member of Sidus Investment Management, LLC, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

CUSIP No. 53442503	Page 12 of 18 Pages

(vi)	Alfred V. Tobia, Jr.	9.8%

(vii)	Michael J. Barone	9.8%

(b).	Number of shares as to which such person has:

	(1)	Sole power to vote or to direct the vote:

	(i)	Sidus Investment Partners, L.P.	0

	(ii)	Sidus Investments, Ltd.	0

	(iii)	Sidus Double Alpha Fund, L.P.	0

	(iv)	Sidus Double Alpha Fund, Ltd.	0

	(v)	Sidus Investment Management, LLC	0

	(vi)	Alfred V. Tobia, Jr.	0

	(vii)	Michael J. Barone	0

	(2)	Shared power to vote or to direct the vote:

	(i)	Sidus Investment Partners, L.P.	2,256,600

	(ii)	Sidus Investments, Ltd.	2,256,600

	(iii)	Sidus Double Alpha Fund, L.P.	2,256,600

	(iv)	Sidus Double Alpha Fund, Ltd.	2,256,600

	(v)	Sidus Investment Management, LLC[4]	2,256,600

	(vi)	Alfred V. Tobia, Jr.[5]	2,256,600

	(vii)	Michael J. Barone[6]	2,256,600

	(3)	Sole power to dispose or to direct the disposition of:

	(i)	Sidus Investment Partners, L.P.	0

	(ii)	Sidus Investments, Ltd.	0

[4]

Sidus Investment Management, LLC is the investment manager of Sidus Investment Partners, L.P., Sidus Investments, Ltd., Sidus Double Alpha Fund, L.P. and Sidus Double Alpha Fund, Ltd., subject to the overall control of the managing members, Alfred V. Tobia, Jr. and Michael J. Barone, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

[5]	Alfred V. Tobia, Jr. is a managing member of Sidus Investment Management, LLC, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

[6]	Michael J. Barone is a managing member of Sidus Investment Management, LLC, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

CUSIP No. 53442503	Page 13 of 18 Pages

(iii)	Sidus Double Alpha Fund, L.P.	0

(iv)	Sidus Double Alpha Fund, Ltd.	0

(v)	Sidus Investment Management, LLC	0

(vi)	Alfred V. Tobia, Jr.	0

(vii)	Michael J. Barone	0

(4)	Shared power to dispose or to direct the disposition of:

(i)	Sidus Investment Partners, L.P.	2,256,600

(ii)	Sidus Investments, Ltd.	2,256,600

(iii)	Sidus Double Alpha Fund, L.P.	2,256,600

(iv)	Sidus Double Alpha Fund, Ltd.	2,256,600

(v)	Sidus Investment Management, LLC[7]	2,256,600

(vi)	Alfred V. Tobia, Jr.[8]	2,256,600

(vii)	Michael J. Barone[9]	2,256,600

(c).	Transactions in Securities of the Issuer during the past 60 days.

The following transactions are sales that were effected on the open market during the past 60 days:

Reporting Person	Date	# of Shares	Price per Share ($)
Sidus Investment Management, LLC	February 06, 2008	13,892	$3.5921
Sidus Investment Management, LLC	February 07, 2008	45,900	$3.6645
Sidus Investment Management, LLC	February 08, 2008	14,100	$3.6336
Sidus Investment Management, LLC	February 11, 2008	33,400	$3.6623

[7]

Sidus Investment Management, LLC is the investment manager of Sidus Investment Partners, L.P., Sidus Investments, Ltd., Sidus Double Alpha Fund, L.P. and Sidus Double Alpha Fund, Ltd., subject to the overall control of the managing members, Alfred V. Tobia, Jr. and Michael J. Barone, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

[8]	Alfred V. Tobia, Jr. is a managing member of Sidus Investment Management, LLC, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

[9]	Michael J. Barone is a managing member of Sidus Investment Management, LLC, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

CUSIP No. 53442503	Page 14 of 18 Pages

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                     There are no contracts, arrangements, understandings or relationships in place among any of the Reporting Persons with respect to the Securities of the Issuer, other than those disclosed in response to Item 4 above. The Manager serves as the investment manager to each of Sidus Partners, Sidus Investments, Sidus Double Alpha and Sidus Double Alpha Offshore. The Manager is subject to the overall control of its managing members, Messrs. Tobia and Barone, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares. Nothing in this Schedule 13D shall be deemed an admission by any of the Reporting Persons that such person is a “beneficial owner” of the securities covered by this Schedule 13D.

CUSIP No. 53442503	Page 15 of 18 Pages

SIGNATURES

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIDUS INVESTMENT PARTNERS, L.P.

Date: February 12, 2008	By:	/s/ Alfred V. Tobia, Jr.
Alfred V. Tobia, Jr., managing member of Sidus Investment Management, LLC, the investment manager

	By:	/s/ Michael J. Barone
Michael J. Barone, managing member of Sidus Investment Management, LLC, the investment manager

SIDUS INVESTMENTS, LTD.

Date: February 12, 2008	By:	/s/ Alfred V. Tobia, Jr.
Alfred V. Tobia, Jr., managing member of Sidus Investment Management, LLC, the investment manager

	By:	/s/ Michael J. Barone
Michael J. Barone, managing member of Sidus Investment Management, LLC, the investment manager

SIDUS DOUBLE ALPHA FUND, L.P.

Date: February 12, 2008	By:	/s/ Alfred V. Tobia, Jr.
Alfred V. Tobia, Jr., managing member of Sidus Investment Management, LLC, the investment manager

	By:	/s/ Michael J. Barone
Michael J. Barone, managing member of Sidus Investment Management, LLC, the investment manager

SIDUS DOUBLE ALPHA FUND, LTD.

Date: February 12, 2008	By:	/s/ Alfred V. Tobia, Jr.
Alfred V. Tobia, Jr., managing member of Sidus Investment Management, LLC, the investment manager

	By:	/s/ Michael J. Barone

CUSIP No. 53442503	Page 16 of 18 Pages

Michael J. Barone, managing member of Sidus Investment Management, LLC, the investment manager

SIDUS INVESTMENT MANAGEMENT, LLC

Date: February 12, 2008	By:	/s/ Alfred V. Tobia, Jr.
Alfred V. Tobia, Jr., managing member

	By:	/s/ Michael J. Barone
Michael J. Barone, managing member

ALFRED V. TOBIA, JR.

Date: February 12, 2008	By:	/s/ Alfred V. Tobia, Jr.

MICHAEL J. BARONE

Date: February 12, 2008	By:	/s/ Michael J. Barone

CUSIP No. 53442503	Page 17 of 18 Pages

EXHIBIT 1 — AGREEMENT OF JOINT FILING

                    In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

                    IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 12th day of February, 2008.

SIDUS INVESTMENT PARTNERS, L.P.

Date: February 12, 2008	By:	/s/ Alfred V. Tobia, Jr.
Alfred V. Tobia, Jr., managing member of Sidus Investment Management, LLC, the investment manager

	By:	/s/ Michael J. Barone
Michael J. Barone, managing member of Sidus Investment Management, LLC, the investment manager

SIDUS INVESTMENTS, LTD.

Date: February 12, 2008	By:	/s/ Alfred V. Tobia, Jr.
Alfred V. Tobia, Jr., managing member of Sidus Investment Management, LLC, the investment manager

	By:	/s/ Michael J. Barone
Michael J. Barone, managing member of Sidus Investment Management, LLC, the investment manager

SIDUS DOUBLE ALPHA FUND, L.P.

Date: February 12, 2008	By:	/s/ Alfred V. Tobia, Jr.
Alfred V. Tobia, Jr., managing member of Sidus Investment Management, LLC, the investment manager

	By:	/s/ Michael J. Barone
Michael J. Barone, managing member of Sidus Investment Management, LLC, the investment manager

CUSIP No. 53442503	Page 18 of 18 Pages

SIDUS DOUBLE ALPHA FUND, LTD.

Date: February 12, 2008	By:	/s/ Alfred V. Tobia, Jr.
Alfred V. Tobia, Jr., managing member of Sidus Investment Management, LLC, the investment manager

	By:	/s/ Michael J. Barone
Michael J. Barone, managing member of Sidus Investment Management, LLC, the investment manager

SIDUS INVESTMENT MANAGEMENT, LLC

Date: February 12, 2008	By:	/s/ Alfred V. Tobia, Jr.
Alfred V. Tobia, Jr., managing member

	By:	/s/ Michael J. Barone
Michael J. Barone, managing member

ALFRED V. TOBIA, JR.

Date: February 12, 2008	By:	/s/ Alfred V. Tobia, Jr.

MICHAEL J. BARONE

Date: February 12, 2008	By:	/s/ Michael J. Barone